

SEC 12062554 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66812 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N. A. Investcorp LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Murphy (917)332-5719
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036-6530 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 10 2012
REGISTRATIONS BRANCH
16

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brian Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N. A. Investcorp LLC, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

September 6, 2012


MERIME DURAKOVIC
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #01DU6083816
COMM. EXP. 03/06/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# STATEMENT OF FINANCIAL CONDITION

N.A. Investcorp LLC
June 30, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2012

## Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

ERNST & YOUNG

# Report of Independent Registered Public Accounting Firm

To the Member of N.A. Investcorp LLC:

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of June 30, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of N.A. Investcorp LLC at June 30, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

September 7, 2012

# N.A. Investcorp LLC

## Statement of Financial Condition

June 30, 2012

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 6,144,523 |
| Due from an affiliate | 15,812,801 |
| Prepaid expenses | 11,375 |
| Total assets | $ 21,968,699 |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 66,293 |
| Total liabilities | 66,293 |
| | |
| Member's equity | 21,902,406 |
| Total liabilities and equity | $ 21,968,699 |

*See notes to financial statements.*

# N.A. Investcorp LLC

## Notes to the Statement of Financial Condition

June 30, 2012

### 1. Incorporation and Activities

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The ultimate parent of the Company is Investcorp Bank B.S.C., a bank incorporated in the Kingdom of Bahrain. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule.

### 2. Significant Accounting Policies

**Basis of Presentation**

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

**Cash and Cash Equivalents**

The Company considers highly-liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

The Company utilizes an end-of-day investment sweep account provided by JP Morgan Chase & Co. for its cash balances held at JP Morgan Chase & Co. The purpose is to enhance the interest income of the Company's cash balance while maintaining a liquid and low risk investment profile.

## 2. Significant Accounting Policies (continued)

### Revenue Recognition

Fees are generally determined as a percentage of initial assets raised. Fees are accrued and recorded in income when assets have been funded as evidenced by the confirmation of a client subscription from the administrator of a fund.

### Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

### Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of financial condition Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results may differ from these estimates.

## 3. Related Party Transactions

### Due from an Affiliate

As of June 30, 2012, substantially all of the due from an affiliate amount of $15,812,801 is comprised of cash the Company has deposited at Investcorp Bank B.S.C. ("BSC"), the ultimate holding company. The cash may be withdrawn on demand.

### Management and Expense Sharing and Guaranty Agreement

The Company entered into a management and expense sharing and guaranty agreement (the "Agreement") with the Parent and Investcorp S.A., an affiliate, on December 20, 2004, as amended, which provides that (1) the Parent assumes and is legally obligated to pay certain operating expenses on behalf of the Company and provides certain

**3. Related Party Transactions (continued)**

administrative services to the Company; (2) the Company assumes and is legally obligated to pay and reflect in its financial statements certain expenses as defined in the Agreement; and (3) the costs associated with the expenses paid for and services provided to the Company by the Parent are absorbed by the Parent. The Company has no obligation to any party for these costs. Substantially all of the Company's expenses, except for certain professional expenses, are covered under the Agreement.

**Marketing Agreement**

The Company entered into a marketing agreement with BSC on July 1, 2005 (amended on January 1, 2008) whereby the Company provides marketing services to BSC with respect to share and other interests in funds managed by BSC and other affiliates. The Company is entitled to marketing fees as defined in the marketing agreement.

**4. Regulatory Net Capital Requirements**

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2012, the Company had regulatory net capital of $6,089,605 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.01 to 1 at June 30, 2012.

**5. Subsequent Events**

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition.. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition

Ernst & Young LLP

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

